NEWS RELEASE

SHAW COMMUNICATIONS ANNOUNCES NEW MANAGEMENT STRUCTURE

CALGARY, DECEMBER 2, 2013 – Shaw Communications Inc. today announced changes to its senior management structure to better enable its strategic decision making ability and to improve the efficiency and enhance the customer-centric alignment of its operational management.

“Our business is entering an exciting period of change and having an optimal leadership structure will enable us to meet our current and future business challenges,” said Brad Shaw, CEO of Shaw Communications. “I am very proud of the depth and expertise of our leadership team and am excited to work closely with a group of senior executives to lead our company’s key strategic planning process, and ensure all activities across Shaw are aligned with providing exceptional experiences to our customers and viewers.”

Effective December 1, 2013, the following executive team will report directly to Brad Shaw, providing advice on all facets of Shaw’s operations and strategic direction.

Peter Bissonnette, President, Shaw Communications Inc., has agreed to postpone his previously announced retirement until December 2015. In addition to his current duties as President, Mr. Bissonnette assumes responsibility for Shaw’s Regulatory and Government Affairs activities and strategic priorities, as well as providing support and leadership for Shaw’s Social Responsibility activities.

Jay Mehr, Executive Vice President and Chief Operating Officer, assumes a newly created role following more than 17 years of direct operating experience at Shaw in a number of regional and central roles. Mr. Mehr is accountable for Shaw’s operating and customer facing elements — including Cable, Satellite, Business Operations – and retains responsibility for IT, Engineering, Supply Chain and Customer Experience.

Steve Wilson, Executive Vice President Corporate Development and Chief Financial Officer, has expanded current responsibilities to include Financial, Legal, Corporate Development and Ventures activities as well as strategic planning for Shaw.

Paul Robertson, Executive Vice President and President, Shaw Media, is responsible for Shaw’s Broadcasting, Media and TV Everywhere activities.

Jim Little, Chief Marketing Officer, is responsible for all Shaw’s Marketing, Brand experience, Community TV, Corporate and Employee Communications activities.

Mark Porter, Senior Vice President, Human Resources, is responsible for all activities related to employees and human resources, including Employee Relations and Engagement, Training and Development, Total Rewards, Recruitment and Talent Management.

About Shaw Communications Inc.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.3 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information:

Chethan Lakshman
Vice President, Public Relations and Corporate Communications
Shaw Communications Inc.
403-930-8448
chethan.lakshman@sjrb.ca